 Exhibit 99.1

Transcript – Welcome address

Analyst Meet 2016

August 26, 2016

CORPORATE PARTICIPANT

Ranganath D Mavinakere

Executive Vice President & Chief Financial Officer

Moderator

Good Morning, Ladies and Gentlemen. I am Namita, your MC for the day. On behalf of Infosys, I would like to extend a very warm welcome to every one of you sitting in this room and welcome you all to the 2016 Analyst Meet. We thank you all for taking time out of your schedule and joining us for this event especially for being able to start early on the day and traveling to Pune. We would also like to extend a very warm welcome to all the people who are not in this room but accessing this event via video webcast from our Investor Relations website.

At your seat, we have kept a welcome kit which consists of the agenda, feedback form, instruction sheet, notepads and pens. The agenda contains the schedule for the day. We request you to adhere to the timelines mentioned in the agenda which will enable us to organize the event smoothly. Please go through the instruction sheet carefully for important information on wifi, safety and other relevant help needed during the course of the event. We have volunteers spread on the floor who are wearing distinct batches than that of the attendees. Volunteers will be glad to help you in case you need anything.

At the end of every presentation, we will have some time for question-and-answers. When you wish to ask a question please press ‘the look at me’ button in front of the panel in front of you. Since the event is being recorded, kindly name yourself and your organization before asking your question. In case you are unable to ask a question during the presentation session, then we have another opportunity for you during the open house where our CEO, COO, CFO and Presidents will be interacting with you.

We request you to keep your phones on silent mode. We also request you to use the two side doors at the back of the room to enter and exit while a session is in progress. This will prevent disturbance to the attendees and the presenter. The event is being recorded. The audio file of this event, various presentations and transcripts will be put up on the investor website.

I would like to remind you that anything that we say during the day which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. Now, to kick start this event, I would like to invite Ranga.

Ranganath D. Mavinakere

Good Morning everyone. A very warm welcome to Infosys Analyst Meet and thanks for taking your time today for being here. As always, Infosys believes in constant interactions with investors, with analysts to share our perspectives, to address your concerns, hear your concerns. We have always believed constant interaction would help in minimizing the asymmetry of information between the company and the investors. So today we have the entire management team of Infosys here. Today we want to keep the session very focused and we also want to keep the session more interactive - less of PPTs, more of discussions, more of demos, more pointed discussions, no tangential discussions.

Today, we want to address some of these items which are on the top of your mind whether it is on Q1 or Q2, FY ’17; leadership attrition and retention; more importantly progress on strategy execution, updates on Automation, new Services, sales effectiveness and so on. There are exciting demos on Mana, on Automation which I am sure you would really like.

So we will start with Vishal and Pravin providing the Business Updates. Then we have our Presidents. Ravi, who is execution guru of the company here. He will talk about the Automation and Mana progress. Then we have the tough taskmaster, Mohit Joshi talk about the new deal wins and the large deal wins, the top account growth and so on, where are we, what are we doing. The ever-energetic Sandeep Dadlani, the go-getter Dadlani on New Services, and the platforms what are we doing there.

In addition, we have lot of our leadership team here. We have H.R. Binod here, we have our Deputy CFO - Jayesh here. We have Mr. Jha, who heads our Products here; we have Sudip Singh, we have Narsimha, Vishal Salvi, Deepak Padaki, they are all here, they all be very happy to interact with you post sessions and during the sessions to address any of your questions.

So what I will do before I hand it over to Vishal, is really to quickly take you through kind of a recap of Q1. Here I would like to focus on the year-on-year perspective because we all know the sequential perspective because Q1 also has certain seasonalities, so I just want to briefly touch upon before I hand over to Vishal.

As you know, the revenue growth year-on-year was 10.9% in reported terms as compared to 5.7% in Q1 last year. Likewise, if I were to break up the overall growth of 2.2%, different components of our business grew differently. We are going to touch upon this in more detail in Vishal’s session. If you look at core IT business grew 3.6% sequentially and products, platforms and others though the Finacle degrew, we had very good growth in the new pieces which grew 7.1%. The Consulting Package Implementation piece as we discussed earlier degrew about 1%. So overall was 2.2%, but there are components of our growth engine which are healthy.

Now, top accounts and large deal wins momentum as you know was 9.2% top-10 accounts grew as compared to 6.3%. Average size of our top-10 accounts increased though in small amount. Large deal wins momentum in Q1 was higher and most importantly the number of $100 mn accounts, we saw about three increase last quarter in Q1.

On pricing, there was a year-on-year decline of 1.3% in Q1 of this year in reported terms, in constant currency it was more like 0.2%. This is something which we need to address through internal productivity measures which we are going to touch upon later.

On the operating efficiency levers, we keep talking about this over the last couple of quarters. There have been some good progress in indicators like utilization in last quarter as well as if you look at the employee cost as a percentage of total revenue in Q1 of this year was slightly better than Q1 of last year. Subcon, there was a small uptick there. Overall operating margin in Q1 was better than the operating margin of previous year. Onsite effort mix continues to be a factor that we need to work on because some of the new projects starts are typically onsite-heavy, so we need to really work on it. Utilization in Q1 saw an uptick.

Likewise, the operating cash flow in Q1 was healthy and we also had small reduction in DSO as compared to Q1 of the previous year. Likewise, on dividend payout if you compare the whole year we had a healthy dividend payout as per our revised dividend payout policy. We increased from 30% to 40% to 50%, we paid 50%, and also as a consequence the liquid assets as a percentage of total assets over the last couple of years has been dropping.

I think these are all some of the key highlights that I want to keep in the background of our Q1 performance and how does it compare of Q1 of previous year.

Now, I request Vishal to provide a broad business update and progress on strategy execution.